Exhibit 23.5

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Amendment No. 4 to Registration Statement No. 333-186448 of Starburst II, Inc. of our report dated February 13, 2013, relating to the consolidated financial statements of Clearwire Corporation and subsidiaries (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the Company’s merger and financing agreements with Sprint Nextel Corporation, the uncertainties associated with those agreements, and the related potential impact of such uncertainties on the Company’s need for liquidity in the next twelve months) appearing in the Annual Report on Form 10-K of Sprint Nextel Corporation for the year ended December 31, 2012, and to the reference to us under the heading “Experts” in the Proxy Statement-Prospectus, which is part of this Registration Statement.

/s/ Deloitte & Touche LLP

Seattle, Washington

April 29, 2013